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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 3, 2005

IDAHO GENERAL MINES, INC.

(Exact Name of Registrant as Specified in its Charter)

Idaho	**000-50539**	**91-0232000**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 838-1213**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

.

Item 8.01 Other Events

On August 3, 2005 Idaho General Mines, Inc., engaged Wachovia Capital Markets, LLC ("Wachovia") to explore strategic alternatives with a view towards maximizing shareholder value. These possible alternatives may include, but are not limited to, a sale or merger of Idaho General Mines, or one or more of its properties, to or with a third party. This request is pursuant to an agreement between the Company and Wachovia whereby Wachovia agreed to serve as the Company's exclusive financial advisor with respect to a possible sale of all or any material portion of the Company.

Wachovia will, among other things, assist the Company in soliciting and evaluating proposals from potential parties, structuring a transaction and negotiating the business aspects of a definitive agreement for a Transaction. Wachovia will also assist the Company in facilitating due diligence reviews of potential parties to a transaction.

The Company has paid Wachovia an advisory fee of $100,000 and has committed to pay a sliding scale transaction fee equal to the sum of 1.25% of the Enterprise Value (as defined) up to and including $100,000,000 plus 2.0% of the Enterprise Value above $100,000,000 and up to and including $150,000,000 plus 4.0% of the Enterprise Value in excess of $150,000,000, payable at, and as a condition to, the closing of a transaction. In any event, the transaction fee payable to Wachovia Securities will not be less than $1,000,000. In addition, the Company will reimburse Wachovia for all reasonable expenses incurred in connection with the engagement not to exceed $100,000 without the prior written consent of the Company.

Item 9.01 Financial Statements and Exhibits

>   (c) Exhibits

>   Exhibit 99.1   Idaho General Mines, Inc press release dated August 9, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.

/s/ Robert L. Russell

By:_____

Robert L. Russell, President

Date: August 9, 2005



Exhibit 99.1

IGMI

IDAHO GENERAL Mines, Inc.

10 N Post Street, Suite 610
Spokane, WA 99201
Phone: 509 838 1213
Fax: 509-838-0457
Email: info@idahogeneralmines.com
Website: www.idahogeneralmines.com

Idaho General Announces That Wachovia Securities Will Act As Its Financial Advisor to Pursue Strategic Alternatives

August 9, 2005 – Spokane, Washington – **Idaho General Mines (OTCBB:IGMI)** ("Idaho General" or the "Company") announced today that it has retained Wachovia Securities to investigate all options available to the Company with the objective of maximizing shareholder value. These options include a sale or merger of Idaho General or other transactions designed to realize the value of the Company's mineral properties, including its world-class Mount Hope molybdenum deposit.

Idaho General Mines, Inc. is an American mineral exploration company specializing in advanced-stage molybdenum projects. Idaho General controls the Mount Hope project in central Nevada which contains the second-largest molybdenum-porphyry deposit in the world. The Company's positive feasibility study proposes a 44,000-ton per day operation to produce 28.5 million pounds of molybdenum annually at cash costs of about $3.40 per pound for its first twenty years. The Idaho General project portfolio contains additional advanced-stage, high-potential molybdenum, copper, and gold projects throughout the western United States. Idaho General is led by a highly-qualified technical and financial management team and its stock trades on the OTC Bulletin Board under the symbol "IGMI".

Statements made which are not historical facts, such as anticipated payments, production, exploration results and plans, costs, prices or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, exploration risks and results, political risks, project development risks and ability to raise financing. Refer to the company's Form 8-K, 10-QSB and 10-KSB reports for a more detailed discussion of factors that may impact expected future results. The company undertakes no obligation and has no intention of updating forward-looking statements. Cautionary Note to Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms and statements in this news release that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our filings with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.